News Release

Not for distribution to United States newswire services or for dissemination in the United States.

Alexco Announces Flow-Through Private Placement

November 21, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco" or the “Company”) is pleased to announce that it has entered into an agreement with Canaccord Capital Corporation (the “Agent”) to act as agent in connection with the private placement of up to 1,500,000 “flow-through” common shares (“Flow-Through Shares”) of Alexco at a purchase price of $6.05 per Flow-Through Share. Certain of the 1,500,000 Flow-Through Shares may be subscribed for on a non-brokered basis at the same price and by placees that may include directors, officers and employees of Alexco. Aggregate gross proceeds from this offering will be up to $9,075,000, and the Agent will receive a commission of 6% of the gross proceeds from the brokered offering plus Agent’s warrants to purchase non-flow-through common shares at a price of $5.35 per share and exercisable for up to one year, such warrants to be equal in number to 6% of the number of Flow-Through Shares issued under the brokered offering. The Company plans to use the proceeds from the offering to incur eligible Canadian exploration expenses, primarily in respect of its silver-lead-zinc mineral properties located in the Keno Hill district of Yukon Territory.

The offering is scheduled to close on or about December 11, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including those of appropriate stock exchanges and securities regulatory authorities.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and may never be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.